EXHIBIT 4.06
English Language Summary of the Amendment dated April 18, 2007 to the Investment Agreement by and between Ultrapar Participações S.A. and Braskem S.A. and Petróleo Brasileiro S.A. —
Petrobras dated March 18, 2007
Amendment. The Parties to the Amendment to the Investment Agreement agreed to amend the “Funds Transfer for Accomplishing Commission Obligations” and the “Warranties” provisions of the Investment Agreement as follows:
Funds Transfer for Accomplishing Commission Obligations. The Funds to acquire the Braskem/Petrobras Assets shall correspond to the global price of the Braskem/Petrobras Assets, in the amount of R$ 2,495,773,024.81, and shall be transferred by Braskem and Petrobras to Ultrapar in three installments, as follows: (a) the first installment of R$ 651,934,915.31 shall be paid by Braskem and R$ 429, 405,252.53 by Petrobras, (b) the second installment of R$ 256,066,855.74 to be paid by Braskem and R$ 168,698,537.02, by Petrobras and (c) the third installment of R$ 595,937,756.59 to be paid by Braskem and R$ 393,729,707.62 by Petrobras; .
The Funds to acquire the Petrobras Assets shall correspond to the global Petrobras Assets price of R$ 1,114,455,748.70 and shall be transferred to Ultrapar in three installments, as follows: (a) the first installment of R$ 313,348,853.93, (b) the second installment of R$ 95,283,281.15 and (c) the third installment of R$ 705,823,613.62.
Guarantees. Ultrapar shall place in a chattel mortgage in favor of Braskem and Petrobras, in a 60% and 40% ratio, respectively, all common shares and fifty per cent (50%) of the preferred shares issued by RPI acquired from the Shareholders. The Shares held by minority shareholders in RPI, when purchased by Ultrapar, shall also be subject to chattel mortgage in the same proportion to Braskem and Petrobras. After the Share Exchange Transaction, Ultrapar shall substitute the aforementioned chattel mortgage of the RPI shares by chattel mortgage of all shares issued by ICQ. Ultrapar shall place in a chattel mortgage in favor of Petrobras, two million two hundred and seventy-nine thousand nine hundred and twenty-six (2,279,926) ordinary shares issued by DPPI (equivalent to 31% of common shares issued by DPPI acquired from the Shareholders), two million two hundred and thirty-nine thousand seven hundred and seventy-one (2,239,771) preferred shares issued by DPPI (equivalent to 78% of the preferred shares issued by DPPI acquired from the Shareholders) and one million three hundred and forty-one thousand three hundred and thirteen (1,341,313) common shares issued by CBPI and acquired from the Shareholders (equivalent to 100% of the common shares issued by CBPI acquired from the Shareholders). On the basis that all CBPI outstanding common shares have been purchased in the respective tender offer, Ultrapar shall place in a chattel mortgage the three million, thirteen thousand nine hundred and three (3,013,903) common shares issued by CBPI then acquired to substitute one million four hundred and eighty-two thousand seven hundred and fifty-one (1,482,751) common shares issued by DPPI,. The number of CBPI common shares to be transferred to substitute the aforementioned common DPPI shares shall be adjusted according to the number of common shares issued by CBPI that are effectively acquired by the offeror in the relevant tender offer.
New Clause. The Parties to the Amendment to the Investment Agreement agreed to add a new clause to the Investment Agreement which provides that Ultrapar undertakes to cause DPPI to transfer to RPI nine (09) common shares issued by ICQ and owned by DPPI, to guarantee that only RPI and CBPI hold all shares issued by ICQ.